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                               November 7, 2023

       Michael Larson
       Chief Financial Officer
       Illinois Tool Works, Inc.
       155 Harlem Avenue
       Glenview, IL 60025

                                                        Re: Illinois Tool
Works, Inc.
                                                            Form 10-K For the
Year Ended December 31, 2022
                                                            Filed on February
10, 2023
                                                            File No. 001-04797

       Dear Michael Larson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022, Filed on February 10,
2023

       Management's Discussion and Analysis
       Consolidated Results of Operations, page 21

   1. We note your discussion of your results of operations does not directly address material changes in the
consolidated expense line items cost of revenues and selling, administrative, and
research and development. Please refer to Item 303(b) of Regulation
                                                        S-K and discuss in
future filings, qualitatively and quantitatively, the factors resulting in material changes in
your reported consolidated expense line items, including a discussion of material changes
within a line item where several factors offset one another.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Larson
Illinois Tool Works, Inc.
November 7, 2023
Page 2

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.



FirstName LastNameMichael Larson                         Sincerely,
Comapany NameIllinois Tool Works, Inc.
                                                         Division of
Corporation Finance
November 7, 2023 Page 2                                  Office of Technology
FirstName LastName